FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company")

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

July 22, 2022.

Item 3: News Release

The Company disseminated a news release through Newsfile Corp. on July 22, 2022 in respect of the material change and filed the news release under the Company's SEDAR profile at www.sedar.com.

Item 4: Summary of Material Change

On July 22, 2022, the Company closed its previously announced "bought deal" offering (the "Offering"), pursuant to which the Company issued an aggregate of 4,956,960 units of the Company (each, a "Unit") at a price of $2.32 per Unit, for aggregate gross proceeds of $11,500,147.20 including the full exercise of the over-allotment option granted to the Underwriters (as defined in the news release attached hereto as Schedule "A").

Item 5.1: Full Description of Material Change

Please see the news release attached hereto as Schedule "A" for a full description of the material change. The below discussion contains the disclosure required by MI 61-101 (as defined in the news release attached hereto as Schedule "A").

Following the announcement of the Offering, certain insiders of the Company (the "Participating Insiders") expressed an intention to participate in the Offering. The Participating Insiders participated in the Offering and acquired an aggregate of 130,800 Units. The participation of the Participating Insiders in the Offering constituted a "related party transaction", as such term is defined in MI 61-101. MI 61-101 would have, in the normal course, required the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of the transaction, in accordance with MI 61-101, prior to the completion of such transaction. However, the Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, available to the Company under Section 5.5(a) and Section 5.7(1)(a) of MI 61-101, respectively, in each case on the basis that the fair market value of the Participating Insiders' participation in the Offering did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

The terms of the Offering were reviewed and approved by the board of directors of the Company, a majority of whom are independent for purposes of applicable Canadian securities laws. The purpose and business reasons for the transaction was to raise sufficient capital for constructing and opening new retail cannabis store locations, the repayment of debt and for general corporate and working capital purposes, as well as for such other purposes as to be described in the prospectus supplement dated July 20, 2022 to the short form prospectus of the Company dated April 22, 2021 prepared and filed by the Company in connection with the Offering. The effect of the Offering on the Company's business and affairs is that the Company has secured funds to be used for the aforementioned purposes.

After reasonable enquiry, the Company is not aware of any "prior valuation" (as defined in MI 61‐101) that has been made in the 24 months prior to the date hereof and that relates to the subject matter of or is otherwise relevant to the proposed participation of the Participating Insiders in the Offering.

The Company did not file a material change report more than 21 days before the closing of the Offering (the "Closing Date") disclosing the proposed participation by the Participating Insiders due to the limited time between the launch date of the Offering and the Closing Date. The Company closed the Offering on an expedited basis for sound business reasons, in order to capitalize on the current, strong market demand for the securities of the Company.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

High Tide Inc.

Raj Grover

Chief Executive Officer

Tel: (403) 770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

July 25, 2022.

SCHEDULE "A"

(See attached.)

FOR IMMEDIATE RELEASE

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

High Tide Announces Closing Of $10 Million Bought Deal
Equity Financing, Including Exercise In Full Of Over-
Allotment Option

CALGARY, July 22, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce the closing of its previously announced "bought deal" offering (the "Offering") of units of the Company (the "Units"), including the exercise in full of the underwriters' over-allotment option. The Offering was led by Echelon Wealth Partners Inc., together with ATB Capital Markets Inc., Beacon Securities Limited, Roth Canada, Inc. and Eight Capital (collectively, the "Underwriters").

In connection with the Offering, the Company issued an aggregate of 4,956,960 Units at a price of $2.32 per Unit, for aggregate gross proceeds of $11,500,147.20. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one Common Share of the Company for a period of 60 months from closing of the Offering at an exercise price of $2.73 per Warrant.

The TSX Venture Exchange ("TSXV") has conditionally approved the listing of the Common Shares and the Common Shares issuable upon the exercise of the Warrants. Listing will be subject to the Company fulfilling all the listing requirements of the TSXV.

The net proceeds of the Offering will be used for constructing and opening new retail cannabis store locations, the repayment of debt and for general corporate and working capital purposes.

Garfinkle Biderman LLP acted as legal advisors to the Company in connection with the Offering. Stikeman Elliott LLP acted as legal advisors to the Underwriters in connection with the Offering.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities, in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

RELATED PARTY TRANSACTION

Certain insiders of the Company (the "Participating Insiders") participated in the Offering and acquired an aggregate of 130,800 Units pursuant to the Offering. The participation of the Participating Insiders in the Offering constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101") and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the Offering, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the Participating Insiders' participation in the Offering does not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the closing date of the Offering (the "Closing Date") due to the limited time between the launch date of the Offering and the Closing Date.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 128 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology - Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk,, BlessedCBD.de, and Amazon UK, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

FORWARD-LOOKING INFORMATION

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the anticipated use of proceeds from the Offering; the receipt of regulatory approvals, including the approval of the TSXV; the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones; the development of the Company's business and future activities following the date hereof; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business; the Company will complete the development of its cannabis retail stores; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will obtain all requisite approvals on the terms and within the timelines anticipated by High Tide; the use of proceeds from the Offering will be utilized as outlined herein; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities); current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and the Company will complete the development of its cannabis retail stores.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: High Tide's inability to utilize the use of proceeds on the terms and within the timelines anticipated or at all; High Tide's inability to obtain the required regulatory approvals on the proposed terms and timeline or at all; the risks associated with the cannabis and CBD industries in general; the inability of High Tide to obtain requisite approvals for its operations; the inability of High Tide to pursue more retail acquisitions in the future; the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and/or remain on a positive growth trajectory; and risks that the Company will be unable to complete the development of any or all of its cannabis retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Vahan Ajamian
Capital Markets Advisor
vahan@hightideinc.com
Tel:  1 (403) 265-4207